Exhibit 1.01 to Form SD

Conflict Minerals Report

as required by Items 1.01 and 1.02 of Form SD

This is the Conflict Minerals Report of QLogic Corporation (“QLogic”) for calendar year 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Exchange Act”). Please refer to Rule 13p-1 and Form SD for definitions of the terms used in this Report, unless otherwise defined herein.

QLogic is a designer and supplier of high performance server and storage networking connectivity products that provide, enhance and manage computer data communication. QLogic’s products primarily consist of connectivity products such as adapters and application-specific integrated circuits (ASICs). QLogic classifies its products into two categories – Advanced Connectivity Platforms and Legacy Connectivity Products. Advanced Connectivity Platforms are comprised primarily of adapters and ASICs for server and storage connectivity applications. Legacy Connectivity Products are comprised primarily of Fibre Channel switch products. Similar to many other computer hardware products, conflict minerals are commonly found in QLogic products and are necessary to the functionality and/or production of such products. “Conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.

This Report describes the measures that QLogic has taken to exercise in good faith a reasonable country of origin inquiry regarding the conflict minerals in its products, the due diligence it exercised on the source and chain of custody of the conflict minerals used in its products, and the results of QLogic’s country of origin inquiry and due diligence efforts regarding such conflict minerals. QLogic’s reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”) and whether any of the conflict minerals may be from recycled or scrap sources. QLogic’s due diligence measures on the source and chain of custody of the conflict minerals used in its products were designed to conform in all material respects with the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Second Edition, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold.

QLogic has adopted a “Statement on Conflict Minerals” and makes such statement available on the Global Citizenship page of the Company’s website (http://www.QLogic.com). QLogic expects its suppliers to commit to the Code of Conduct of the Electronic Industry Citizenship Coalition, or EICC, which includes a provision related to the responsible sourcing of minerals. Pursuant to that Code of Conduct, suppliers must have a policy to reasonably assure that the tantalum, tin, tungsten and gold in the products they manufacture are conflict free.

As a fabless manufacturer, QLogic uses outside suppliers and foundries to manufacture its products and is thus several levels removed from the actual mining of conflict minerals. As a result, QLogic must rely upon its suppliers (many of which are also several levels removed from the actual mining of conflict minerals) to provide timely and accurate information regarding the country of origin of the conflict minerals used in QLogic products and the source and chain of custody of the conflict minerals.

QLogic’s due diligence measures included:

•	Identification of the components in QLogic products that contain conflict minerals, and the suppliers through which those components are sourced. As a result of two acquisitions that closed in the first calendar quarter of 2014, QLogic had a significant increase in the number of applicable components and suppliers for the calendar year 2014 conflict minerals analysis in comparison to the prior calendar year’s analysis.

•	Implementation of an advanced data management system provided by a third party vendor.

•	Through the same third party vendor and with QLogic oversight, data collection from direct and secondary suppliers of components containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify applicable smelters and refiners.

•	Review and evaluation of the results of the data collection, including a comparison of QLogic’s results with the list of smelter facilities that have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program.

•	For suppliers that were unresponsive to the initial request for data covering calendar year 2014, multiple follow-up attempts were made to establish a line of communication. Suppliers that provided data for calendar year 2013, but failed to provide updated responses for calendar year 2014, were considered by QLogic to be unresponsive for purposes of calculating the percentage of QLogic product components containing conflict minerals detailed in the following paragraph.

QLogic’s efforts to determine the mine or location of origin of conflict minerals in its products with the greatest possible specificity included the use of the due diligence measures described above.

Suppliers supplying just over half of the QLogic product components containing conflict minerals provided component sourcing information to QLogic. Each of these responses indicated that the applicable conflict minerals were sourced from locations other than the Covered Countries. However, given that no sourcing information was provided by suppliers supplying almost half of the QLogic product components containing conflict minerals, QLogic is unable to determine the country of origin of the conflict minerals in its products, the facilities used to process the conflict minerals in its products, including whether the conflict minerals were from recycled or scrap sources, or whether the conflict minerals in its products directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, QLogic has concluded that its products, and more specifically, its adapters, switches and ASICs, are DRC conflict undeterminable for calendar year 2014.

In the next compliance period, QLogic intends to take the following actions to mitigate the risk that its necessary conflict minerals benefit armed groups in the Covered Countries and to improve its due diligence:

•	accelerating data collection efforts with unresponsive suppliers and taking steps to improve the content of supplier survey responses;

•	specifically targeting those suppliers from whom we source the vast majority of our components;

•	encouraging direct suppliers to adhere to QLogic’s conflict minerals statement and the EICC Code of Conduct and to assist QLogic in obtaining survey responses from unresponsive downstream suppliers;

•	encouraging direct suppliers to purchase components or other materials included in components used in QLogic products from smelters that have obtained a “conflict-free” designation from an independent, third-party audit program.

This Report has not been subject to an independent private sector audit as allowed by Form SD required under Rule 13p-1, which provides a temporary accommodation for the first two calendar years following November 13, 2012.